Shin Satellite Public Co., Ltd.
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
Nonthaburi 11000

THAICOM

[redacted]mpany Registration No. 163
[redacted] (0) 2591-0705, 2591-0706

November 11, 2003

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA 436/2003**

  Subject: Report on the results of the exercise of warrants (ESOP Grant I) in October 2003

  Date: November 11, 2003

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Legal & Compliance Department by fax at (662) 270-0658 attention Ms. Kobchok Meekoon.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5552 or by emailing kobchok@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

dlw 11/17

Enclosure

THAICOM

Summary Translation Letter
To the Stock Exchange of Thailand
Date November 11, 2003

SSA 436/2003

November 11, 2003

Subject: Report on the results of the exercise of warrants (ESOP Grant I) in October 2003

To: The President
The Stock Exchange of Thailand

Shin Satellite Corporation Public Company Limited ("the Company") issued and offered 8,000,000 units of warrants to purchase the Company's ordinary shares to directors, employees, and advisors of the Company (ESOP Grant I) on March 27, 2002. The exercise date will be made within the last five business days of every month between 9.00 a.m. and 4.00 p.m., The exercise date of October was between October 27 - 31, 2003. The summary of terms and conditions of warrants are as follows;

Exercise Ratio	: 1 warrant per 1 ordinary share.
Exercise Price	: Baht 26.75 per share.
Maturity of warrants	: 5 years from the first date of the issuance and offering of warrants.
Number of ordinary shares reserved for warrants	: 8,000,000 shares.

The Company would like to report the results of the exercise of warrants (ESOP Grant 1) in October 2003, as follows;

The number of exercised warrants	: 0 units.
The number of remaining unexercised warrants	: 8,000,000 units.

Shin Satellite Public Co., Ltd.
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
Nonthaburi 11000

THAICOM

Company Registration No. 163
Tel : 66(0) 2591-0736-49 Fax : 66(0) 2591-0705, 2591-0706

November 7, 2003

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA 435/2003**

  Subject: Submission of the Reviewed Financial Statements for the Third Quarter of Year 2003

  Date: November 6, 2003

- **Stock Exchange of Thailand Filing, SSA 445/2003**

  Subject: Notification on investment in SPACECODE LLC

  Date: November 6, 2003

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Legal & Compliance Department by fax at (662) 270-0658 attention Ms. Kobchok Meekoon.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5552 or by emailing kobchokm@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Summary Translation Letter
To the Stock Exchange of Thailand
Date November 7, 2003

Ref No. SSA 435/2003

6 November 2003

Subject: Submission of the Reviewed Financial Statements for the Third Quarter of Year 2003

To: The President
Stock Exchange of Thailand

Enclosure: (1) One set of the Reviewed Financial Statements for the Third Quarter Year 2003 – Thai Language Version
(2) One set of the Reviewed Financial Statements for the Third Quarter Year 2003 – English Language Version
(3) Management Discussion and Analysis for the Third Quarter Year 2003

Shin Satellite Public Company Limited (the "Company") would like to submit its reviewed financial statements for the third quarter, ending September 30, 2003 and for the same period in 2002 together with an explanation of changes in operating results.

The Company reported consolidated revenue for the third quarter of 2003 of Baht 1,514 million and consolidated net profit for the third quarter of 2003 of Baht 205 million. The Company reported consolidated revenue for the first nine month of 2003 of Baht 4,445 million and consolidated net profit for the first nine months of 2003 of Baht 818 million. This is an explanation of the changes in operating results of the consolidated financial statements.

1. The Company's consolidated revenue for the third quarter of 2003 amounted to Baht 1,514 million, a decrease of Baht 1 million, or 0.1% over the same quarter of 2002 (Baht 1,515 million). Consolidated revenue for the first nine months period of this year was Baht 4,445 million, an increase of Baht 370 or 9.1% over the same period in 2002 (Baht 4,075 million). This was due to:

   - a recognition of revenue from Loxley Information services Co. Ltd. after it was acquired by CS Loxinfo Co. Ltd. in March 2003 and an increase in leased line subscribers together with broadband satellite Internet subscribers. Revenue from the Internet service business for the third quarter of 2003 amounted to Baht 318 million an increase of Baht 194 million or 157.0% over the third quarter of the year 2002 (Baht 124 million). The revenue for the first nine months was Baht 837 million an increase of Baht 512 million or 157.4% over the same period in 2002 (Baht 325 million)

     In this quarter, the Company started to receive revenue from providing Internet services in Cambodia through Camshin. It was not sizable since Camshin just started providing service only 3 months ago;

   - a proportionate consolidation of revenue from LTC leading to an increase in revenue from telephone services. Revenue from telephone services for the third quarter of 2003

amoünted to Baht 336 million, an increase of Baht 144 million or 75.2% over the third quarter of 2002 (Baht 192 million). The revenue for the first nine months was Baht 999 million, increased by Baht 502 million or 100.8% over the same period in 2002 (Baht 497 million);

- The stronger Thai Baht and a non-renewed three-transponder service agreement by Department of Space (DOS) in the last quarter affected our revenue from transponder services in this quarter. We were able to fill up a number of transponders to replace them. In this quarter, the sale of iPSTAR user terminals was higher than the previous quarter. However revenue from the First Generation iPSTAR service was lower when compared to the same period last year. Revenue from the transponder service business for the third quarter of 2003 amounted to Baht 795 million, a decrease of Baht 189 million or 19.2% over the third quarter of 2002 (Baht 984 million). The revenue for the first nine months was Baht 2,487 million, a decrease of Baht 405 million or 14.0% over the same period in 2002 (Baht 2,892 million)
- The Company's consolidated other income for the third quarter of 2003 amounted to Baht 6 million, a decrease of Baht 187 million or 97.0% over the third quarter of 2002 (Baht 193 million). Consolidated other income for the first nine months of 2003 were Baht 26 million, a decrease of Baht 192 million or 88.1% over the same period the previous year (Baht 218 million).

2. The Company's consolidated expenses for the third quarter of 2003 amounted to Baht 1,189 million, an increase of Baht 82 million or 7.4% over the third quarter of 2002 (Baht 1,107 million). Consolidated expenses for the first nine months of 2003 were Baht 3,264 million, an increase of Baht 551 million or 20.3% over the same period the previous year (Baht 2,713 million). This was due to:

   - Cost of sales and service for the third quarter of 2003 amounted to Baht 918 million, an increase of Baht 143 million or 18.5% over the third quarter of 2002 (Baht 775 million). Cost of sales and service for the first nine months was Baht 2,540 million, an increase of Baht 411 million or 19.3% over the same period in 2002 (Baht 2,129 million) This rise was attributable to;

     - ❑ an increase in the cost of the Internet business due to recognition of cost of sales and services from Loxley Information services Co. Ltd., after it was acquired by CS Loxinfo Co. Ltd. in March 2003;
     - ❑ an increase in the cost of the telephone business caused by a proportionate consolidation of cost of sale and service from LTC as well as an increase in revenue shared with the Cambodian Government, maintenance cost, base station rental and amortization of telecommunications equipment from Camshin;
     - ❑ an increase in the cost of providing transponder services as a result of

       - increase in concession fee paid to Ministry of Information Technology.
       - increase in In-orbit insurance premium in accordance with a corresponding increase in insurance market rates. This came as a result of several satellite anomalies during this year and a decrease in the number of brokers.
       - increase in cost relating to the new First Generation gateways deploying in Australia and Taiwan.

- an increase in the expenses from Loxley Information Services Co. Ltd., and Lao Telecommunications off set by a smaller doubtful expenses and a decrease in marketing expenses. Selling and administrative expenses in the third quarter 2003 was Baht 271 million, an increase of Baht 95 million or 53.7%, compared with Baht 176 million in the third quarter of 2002. Selling and administrative expenses for the first nine months was Baht 725 million, an increase of Baht 157 million or 27.6% over the same period in 2002 (Baht 568 million)
- In this quarter, the Company's consolidated gain on foreign exchange was Baht 58 million and was Baht 97 million for the first nine months of 2003. While the Company had loss on foreign exchange rate amounted to Baht 156 million and Baht 16 million in the third quarter and nine months of 2003 respectively.

3. The Company's consolidated interest expense for the third quarter 2003 amounted to Baht 28 million, a decrease of Baht 24 million or 44.8% over the same period in 2002 (Baht 52 million) and consolidated interest expense for the first nine months period of 2003 amounted to Baht 97 million, a decrease of Baht 97 million or 49.7% over the same period in 2002 (Baht 194 million). This was due to the full redemption of the rest of 1,500 million baht high-interest rate debenture in May and November 2003. Interest expenses relating to iPSTAR project were capitalized to the cost of the project.

4. The Company's consolidated Income Tax for the third quarter 2003 amounted to Baht 74 million, an increase of Baht 72 million over the same period last year (Baht 2 million) and consolidated Income tax for the first nine months period of 2003 amounted to Baht 230 million, an increase of Baht 219 million over the same period in 2002 (Baht 11 million). This was substantially due to the income tax imposed on Shin Satellite Plc due to the end of its losses carried forward in 2002 and the proportionately recognized income tax of LTC.

Summary Translation Letter
To the Stock Exchange of Thailand
Date November 7, 2003

Management's Discussion and Analysis: SATTEL

Overview

Consolidated net profit dropped 21.1 % from the previous quarter and 42.2% from the same period last year

In 3Q03, SATTEL's net profit was Baht 205 million, a decline of Baht 55 million or 21.1% from the previous quarter as a result of a decrease in revenue together with an increase in the cost of providing services. Net profit decreased by Baht 150 million or 42.2% compared with the same period last year. This was due mainly to a increase in cost of sales and services and higher imposition of corporate tax.

This quarter's consolidated sales and services income was Baht 1,450 million, down by Baht 13 million from previous quarter and higher than that of the same quarter last year by Baht 150 million. In this quarter, revenue from transponder service, Internet service and telephone business was Baht 795 million, Baht 318 million and Baht 336 million respectively.

In 2003, revenues from the Internet business and the telephone business have been growing and contributed more to SATTEL's sales and service income. These two businesses accounted for just 22.1% of sales and service income during the first nine months of 2003 while growing to 42.5% in the same period this year. This was mainly attributable to two main reasons 1) Success of the merger between C.S Communications and Loxley Information Services which strengthen both organizations and create the most efficient Internet service provider in the country with the largest network infrastructure, experienced technical staff and excellence services. The merger reinforces the quality of the products and improve the company's excellence as an Internet Service Provider. It also reduces overlapping investment, which will bring down cost, improve efficiency and provide the most benefit to customers. Presently, CSLoxinfo is the number one Internet Service Provider (ISP) in Thailand measured by in all aspects i.e. revenue, market share and bandwidth usage. 2) The growing of number of telephone users in Cambodia and Lao PDR led an increase in SATTLE's revenue from telephone business especially after the proportionate recognition of revenue from Lao Telecommunications.

Net profit for the first nine-month period of 2003 (9M03) was Baht 818 million, a decrease of Baht 340 million or 29.4% from the same period of 2002.

Business Summary

Transponder leasing and related business

IPSTAR's First generation service has continued growing, especially in Thailand, Myanmar and Cambodia. This can be seen from the number of User Terminals sold in this quarter, a rise over that of the last quarter.

The construction of iPSTAR has continued in accordance with the schedule. So far 90% of the major units of iPSTAR satellite has been completed.

Internet business

Camshin started providing Internet service and became the exclusive dealer for iPSTAR in Cambodia

In this quarter, Cambodia Shinwatra (Camshin) has started to provide Internet service in Cambodia under the brand "Camnet", separate from its existing telephone business. Camshin is the fifth Internet service provider in Cambodia and has been appointed an exclusive dealer to serve iPSTAR in Cambodia. The Internet service in Laos PDR provided by Lao Telecommunication (LTC) has also been growing. We expect that the policy to develop telecommunications systems in Laos PDR and

the end of 3Q03, CS Loxinfo, LTC and Camshin had a total of 361,121 Internet subscribers, increased approximately by 170% from the end of 2002.

Telephone business

New Tariff rate of LTC which fixed in US Dollar will be effective in November 2003

In this quarter, telephone business grew steadily. The competition among telephone network operators in Cambodia is still high. Due to the price sensitivity of buyers in the market many operators focus on price reduction. However, Camshin is trying to offer premium services rather than price. Lao PDR's government has approved the new tariff rate fixed in US Dollar. New tariff will be effective in November 2003 and will help to reduce the effect to revenue from the change in foreign exchange rate.

At the end of 3Q03, Camshin and LTC had 118,147 subscribers and 169,327 subscribers which increased by 20% and 45% from the end of 2002 respectively.

Consolidated Operating Results

Acquisition in Loxinfo and proportionate consolidation of LTC led revenue, cost and SG&A, which increased substantially

Sales and service income, Cost of sales and services and Selling and Administrative expenses has increased substantially this year especially for those relative to Internet business and telephone business. This was mainly due to the acquisition of Loxley Information Services (Loxinfo) by CS Loxinfo in March 2003 and the proportionate consolidation of operating results contributed by LTC.

Net profit for the first nine months of 2003, was Baht 818 million, a decrease of Baht 340 million, or 29.4% from Baht 1,558 million in the same period last year. Operating profit was Baht 1,058 million, increased Baht 41 million or 4.0% from Baht 1,017 million, and EBITDA was Baht 2,012 million, an increase of Baht 189 million or 10.4% from Baht 1,823 million.

Net Profit for 3Q03 was Baht 205 million, dropped by Baht 55 million or 21.1% from Baht 260 million in last quarter and decreased by Baht 150 million or 42.2% from Baht 355 million from the same period last year.

Table 1: SATTEL's selected financial information

Unit: Baht millions

	3Q03	% Change 3Q03 vs 2Q03	% Change 3Q03 vs 3Q02	9M03	% Change 9M03 vs 9M02
Sales and service income	1,450	-0.9%	11.5%	4,322	16.4%
Cost of sell and services	918	11.3%	18.5%	2,540	19.3%
SG&A expenses	271	-6.0%	53.7%	725	27.6%
Net profit	205	-21.1%	-42.2%	818	-29.4%
EPS (Baht)	0.47			1.87	

Revenues from sales and services

Sales and services income for the first nine months of 2003 increased compared with the same period last year as a result of soaring revenue from Internet services and telephone services, despite a reduction in revenue from transponder services. Revenues from sales and services for the nine-month period of 2003 was Baht 4,322 million, an increase of Baht 607 million or 16.4% from Baht 3,715 million in the same period of 2002. In 3Q03, Revenues from sales and services was Baht 1,450 million, an increase of Baht 150 million or 11.5% from Baht 1,300 million of the same period last year and decreased by Baht 13 million or 0.9% from Baht 1,463 million in the last quarter.

Satellite Transponder leasing and Related Services

Stronger Thai Baht and non-renewal of three transponders by DOS affected revenue from transponder services in 3Q03

Sales of iPSTAR UT surged from last quarter.

The stronger Thai Baht and a non-renewed three-transponder service agreement by Department of Space (DOS) in the last quarter affected our revenue from transponder services in this quarter. We were able to fill up a number of transponders to replace them. In this quarter, the sale of iPSTAR user terminals was higher than the previous quarter. However revenue from the First Generation iPSTAR service was lower when compared to the same period last year.

In 3Q03, revenue from transponder service was Baht 795 million, a drop of Baht 23 million or 2.8% from Baht 818 million in previous quarter and a decrease of Baht 189 million or 19.2% over the same period last year of Baht 984 million.

For 9M03, revenue from transponder services was Baht 2,487 million, a decrease of Baht 405 million or 14.0% from Baht 2,892 million in the same period last year.

Internet Services

Revenue from leased line and high speed Internet via satellite grew over the previous year. Moreover, in this quarter, the Company started to receive revenue from providing Internet services in Cambodia through Camshin. It was not sizable since Camshin just started providing service only 3 months ago. Revenue from the Internet business in 3Q03 was Baht 318 million, an increase of 4 million baht or 1.4% from Baht 314 million in the previous quarter, and jumped by Baht 194 million or 157.4% from Baht 124 million in the second quarter of 2002. For the first nine months of 2003, revenue from the Internet business was Baht 837 million, an increase of 512 million Baht or 157.0% over the same period last year of Baht 325 million.

Telephone Network Services

Revenue from the telephone network business in the third quarter of 2003 was Baht 336 million, an increase of Baht 5 million or 1.6% compared with Baht 331 million of the previous quarter. This increased by Baht 144 million or 75.2% from Baht 192 million in the same period last year.

Revenue from the telephone network business for the nine-month period of 2003 was Baht 999 million, an increase of 502 million Baht or 100.8%, from Baht 497 million in the same period of 2002.

Cost of Sales and Services

Increase in cost of providing transponder services and telephone services in Cambodia from last quarter.

In 3Q03, the Company had total costs of Baht 918 million, an increase of Baht 93 million or 11.3% from Baht 825 million in the second quarter of 2003. This also increased by Baht 143 million or 18.5% from Baht 775 million in the same period last year. This rise was mainly due to an increase in;

- The increase in revenue from the telephone business in Cambodia resulted in more revenue shared with the Cambodian Government, in addition to the concession fee paid to Thailand's Ministry of Information Technology.
- In-orbit insurance premium increased in accordance with a corresponding increase in insurance market rates. This came as a result of several satellite anomalies during this year and a decrease in the number of brokers.
- Cost relating to the new First Generation gateways in Australia and Taiwan.
- Amortization of Telephone Networking equipment in Cambodia reflecting the completion of the installation of networking equipment in this quarter. Camshin's total network capacity is approximately 186,000 subscribers.

Cost of sales and services for the nine months of 2003 was Baht 2,540 million, an increase of Baht 411 million or 19.3% from Baht 2,129 million in the same period of 2002.

Selling and Administrative Expenses

Smaller doubtful expenses and decreasing marketing expenses from last quarter

Selling and administrative expenses in the third quarter of 2003 were Baht 271 million, a decrease of Baht 17 million or 6.0% from Baht 288 million in the second quarter of 2003. This was primarily due to smaller doubtful expenses and a decrease in marketing expenses. SG&A increased by Baht 95 million or 53.7% over Baht 176 million of the same quarter last year.

For 9M03, selling and administrative expenses were Baht 725 million, an increase of Baht 157 million or 27.6%, compared with Baht 568 million in the same period last year.

Interest Expense

Interest expenses dropped

Interest expense for the 3Q03 and 9M03 substantially decreased when compared with the same period last year. This was attributable to the full redemption of a high-interest rate debenture. The last installment was made in November 2002 and the capitalization of interest expenses relating to iPSTAR project to the cost of the project which will be amortized with the commencement of the service.

Interest expense was Baht 28 million for the third quarter of 2003, decreased by Baht 4 million or 10.9% from Baht 32 million for the second quarter of 2003 and decreased by Baht 24 million or 44.8% from Baht 52 million in the same quarter last year. For the first nine months of 2003, interest expenses also decreased from the same period of 2002, by Baht 97 million or 49.7% to Baht 97 million from Baht 194 million.

Income Tax

According to more tax imposed on Shin Satellite Plc due to the end of its losses carried forward in 2002 and the proportionately recognized income tax of LTC, SATTEL's Income tax in 2003 has substantially increased compared with the same period of last year.

Income tax for 3Q03 was Baht 74 million, jumped from Baht 2 million in 3Q02 and income tax for 9M03 was Baht 230 million, up from Baht 11 million in 9M02. The effective tax rate was 21.1%.

Financial Position

At the end of September 2003, the Company had total assets of Baht 24,748 million, an increase of Baht 4,441 million or 21.9% from the end of 2002. This increase was mainly accounted for by the investment in the iPSTAR project e.g. satellite construction costs, launch vehicle costs and gateway costs. The company's assets at the end of this quarter also included the assets of Loxinfo and a proportionate consolidation of LTC's assets.

Table 2: SATTEL's Asset Component

Asset	September 30, 2003		December 31, 2002	
	Amount (Bt mn)	% of Total Assets	Amount (Bt mn)	% of Total Assets
Current Assets	2,779	11.2	2,272	11.2
PP&E Net	16,734	67.6	11,649	57.4
Investment in subsidiaries and associates	2.6	0.01	778	3.8
Cost of satellite projects under the concession agreement, net	4,963	20.1	5,481	27.0

Presently, the Company has no assets for which it had to make provision for asset impairment and has a policy to closely follow and evaluate its collection performance. The Company analyses individual customers using the specific method and believes it has sufficient provision for doubtful accounts.

A 30.6% jump in Cash flow form operations from 9M02

Cash flow from operations in the first nine months of 2003 was Baht 1,292 million soared by 30.6% from the same period last year net cash flow used for investing activities was Baht 4,795 million and net cash flow from financing was Baht 3,525 million. The majority of capital expenditure as well as the additional borrowing in this period was accounted for by the iPSTAR project. The company's total debt at the end of this quarter was Baht 14,128 million, increased from Baht 10,773 million at the end of 2002 reflecting a higher debt to equity ratio to 1.72 times up from 1.50 times at the end of last year.

Summary Translation Letter
To the Stock Exchange of Thailand
Date November 7, 2003

SSA 445 /2003

November 6, 2003

Subject: Notification on investment in SPACECODE LLC

To: President
The Stock Exchange of Thailand

Shin Satellite Public Company Limited ("the Company") would like to notify the SET of the investment in SPACECODE LLC the details are as follows;

The increase of investment by Shin Sattellite Plc. in SPACECODE LLC.

Date of Transaction	2003.
The parties involved	
Buyer	Shin Satellite Public Company Limited.
Seller	Codespace Inc. Co. Ltd.,holding 87% shares in Spacecode LLC
The general characteristics of the transaction	The Company purchased 570 shares, i.e. 57% of the shares of Spacecode LLC, to increase its holding in that company from 12% to 70%. Payment was made using cash and shares: US$ 270,000 (Baht 10,754,100) in cash plus 2,230,000 shares that the Company holds in iPSTAR Company Limited.
The details of investment	
The company name	Spacecode LLC
The nature of business	Research and Development of technology for iPSTAR Satellites and ground systems.
Shares	1,000 shares. (Non- par value) permitted under US. Law.
Proportion of securities holding before	13%
Proportion of securities holding after	70%
The details of securities exchanged	
The company name	iPSTAR Co. Ltd. .
The nature of business	Providing broadband satellite services.
Paid-up capital	USD 2,000,000
Par Value	USD 0.01
Proportion of securities holding before	100%
Proportion of securities holding after	98.88 %

The value of investment	Approximately Baht 99,575,000 (Consideration from the value of iPSTAR Technology)
Regulations of Discloser	This transaction is not considered to be a connected transaction of listed companies prescribed in the Notification of the Stock Exchange of Thailand (SET).

SHIN SATELLITE PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY
FINANCIAL STATEMENTS (UNAUDITED)

30 SEPTEMBER 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2286 9999, 2344 1000
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Shin Satellite Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 30 September 2003 and the related consolidated and company statements of income for the three-month and nine-month periods ended 30 September 2003 and 2002, and the related consolidated and company statements of changes in shareholders' equity and cash flows for the nine-month periods ended 30 September 2003 and 2002 of Shin Satellite Public Company Limited and its subsidiaries and of Shin Satellite Public Company Limited, respectively. These financial statements are the responsibility of the Company's management. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. I have not performed an audit, and, accordingly, I do not express an audit opinion.

Based on my reviews, nothing has come to my attention that causes me to believe that the interim consolidated and company financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have audited the consolidated and company financial statements for the year ended 31 December 2002 of Shin Satellite Public Company Limited and its subsidiaries and of Shin Satellite Public Company Limited in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated 20 February 2003. The consolidated and company balance sheets as at 31 December 2002, presented for comparative purposes, are part of the financial statements which I have audited and issued a report thereon as stated above, and I have not performed any other auditing procedures subsequent to the date of that report.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
4 November 2003

SHIN SATELLITE

Shin Satellite Public Company Limited
Balance Sheets
As at 30 September 2003 and 31 December 2002

		Consolidated		Company	
		Unaudited	Audited	Unaudited	Audited
		30 September	31 December	30 September	31 December
		2003	2002	2003	2002
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
ASSETS					
Current assets					
Cash and cash equivalents		630,030	519,703	164,786	362,388
Short-term investments		12,507	10,420	-	420
Trade accounts receivable and accrued income, net	4, 12	1,010,239	759,671	686,792	643,466
Amounts due from related parties	12	220	46	5,340	1,195
Short-term loans and advances to related parties	12	-	48,449	10,751	40,384
Inventories, net		655,896	407,870	604,364	393,324
Other current assets, net	12	470,356	526,002	338,062	470,226
Total current assets		2,779,248	2,272,161	1,810,095	1,911,403
Non-current assets					
Investments in subsidiaries, associate and joint venture	5	2,642	777,792	1,436,996	1,273,578
Long-term investment - other	6	18,900	18,900	18,900	18,900
Loans to other company		26,662	-	26,662	-
Property and equipment, net	7	16,733,831	11,649,329	13,744,622	9,529,958
Property and equipment under concession agreements, net	7	4,962,663	5,357,480	4,825,125	5,357,480
Deferred charges, net	7	93,865	82,198	48,662	76,635
Intangible assets, net	7	80,877	123,252	-	-
Other non-current assets, net		49,399	26,154	570	570
Total non-current assets		21,968,839	18,035,105	20,101,537	16,257,121
Total assets		24,748,087	20,307,266	21,911,632	18,168,524

Director ______________________ Director S. Shinwae ______________________

Date ______________________

SHIN SATELLITE

The notes to the interim consolidated and company financial statements on pages 9 to 33 are an integral part of

Shin Satellite Public Company Limited
Balance Sheets (Continued)
As at 30 September 2003 and 31 December 2002

		Consolidated		Company	
		Unaudited 30 September 2003	Audited 31 December 2002	Unaudited 30 September 2003	Audited 31 December 2002
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Short-term loans from financial institutions	8	892,000	2,617,012	830,000	2,617,012
Trade accounts payable	12	388,636	540,714	99,200	430,562
Accounts payable - property and equipment	12	1,118,421	751,162	869,509	585,685
Amounts due to related parties	12	25,384	34,207	24,903	28,374
Current portion of long-term loans from parent company	12	-	71,423	-	-
Current portion of long-term borrowings	8	678,909	606,341	187,350	184,839
Short-term loans from other company	8	6,102	-	-	-
Current portion of advances from customers		154,820	82,203	34,144	67,779
Accrued concession fee		139,659	247,987	27,187	159,340
Accrued expenses		245,073	219,835	135,147	107,738
Other current liabilities		219,612	157,664	88,069	60,123
Total current Liabilities		3,868,616	5,328,548	2,295,509	4,241,452
Non-current liabilities					
Foreign currency forward contracts payable, net		700,503	25,564	700,503	25,564
Long-term loans from parent company	12	-	71,415	-	-
Long-term borrowings, net	8	11,856,518	7,524,454	10,368,872	6,091,519
Provision for liabilities	5	-	-	544,013	532,659
Advances from customers		-	3,975	-	3,975
Other non-current liabilities		123,352	149,198	106,474	86,552
Total non-current liabilities		12,680,373	7,774,606	11,719,862	6,740,269
Total liabilities		16,548,989	13,103,154	14,015,371	10,981,721
Shareholders' equity					
Share capital	9				
Authorised share capital - common stock		5,500,000	5,500,000	5,500,000	5,500,000
Issued and paid-up share capital - common stock		4,375,000	4,375,000	4,375,000	4,375,000
Premium on share capital	9	2,190,000	2,190,000	2,190,000	2,190,000
Cumulative foreign currency translation adjustment		(88,966)	19,780	(88,966)	19,780
Retained earnings					
Appropriated					
Legal reserve		97,211	56,300	97,211	56,300
Unappropriated		1,323,016	545,723	1,323,016	545,723
Total parent's shareholders' equity		7,896,261	7,186,803	7,896,261	7,186,803
Minority interests		302,837	17,309	-	-
Total shareholder's equity		8,199,098	7,204,112	7,896,261	7,186,803
Total liabilities and shareholders' equity		24,748,087	20,307,266	21,911,632	18,168,524

The notes to the interim consolidated and company financial statements on pages 9 to 33 are an integral part of

Shin Satellite Public Company Limited
Statements of Income (Unaudited)
For the three-month periods ended 30 September 2003 and 2002

	Notes	Consolidated		Company	
		Unaudited 30 September 2003 Baht '000	Unaudited 30 September 2002 Baht '000	Unaudited 30 September 2003 Baht '000	Unaudited 30 September 2002 Baht '000
REVENUES	12				
Revenues from sales and services		1,449,708	1,299,904	806,163	996,164
Other income		5,712	193,156	7,002	11,144
Gain on foreign exchange		57,911	-	51,569	-
Share of net results from investments- equity method	5	204	21,670	82,413	222,152
Total revenues		1,513,535	1,514,730	947,147	1,229,460
EXPENSES	12				
Cost of sales and services		763,128	647,911	422,135	455,263
Concession fee		154,969	126,712	135,670	108,580
Selling and administrative expenses		270,275	175,062	119,794	112,869
Directors' remuneration		821	1,375	665	260
Loss on foreign exchange		-	155,806	-	162,280
Total expenses		1,189,193	1,106,866	678,264	839,252
Profit before interest expense and income tax		324,342	407,864	268,883	390,208
Interest expense	12	(28,458)	(51,508)	(11,271)	(35,217)
Income tax		(73,595)	(1,736)	(52,285)	-
Profit before minorities		222,289	354,620	205,327	354,991
(Profit) loss attributable to minorities, net		(16,962)	371	-	-
Net profit for the period		205,327	354,991	205,327	354,991
Basic earnings per share (Baht)	3	0.47	0.81	0.47	0.81
Diluted earnings per share (Baht)	3	0.47	0.81	0.47	0.81

Shin Satellite Public Company Limited
Statements of Income (Unaudited)
For the nine-month periods ended 30 September 2003 and 2002

		Consolidated		Company	
		Unaudited	Unaudited	Unaudited	Unaudited
		30 September	30 September	30 September	30 September
		2003	2002	2003	2002
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
REVENUES	12				
Revenues from sales and services		4,322,276	3,714,479	2,518,928	2,928,396
Other income		26,019	218,409	24,000	40,008
Gain on foreign exchange		96,733	-	92,371	-
Share of net results from investments-equity method	5	379	142,235	260,809	281,489
Total revenues		4,445,407	4,075,123	2,896,108	3,249,893
EXPENSES	12				
Cost of sales and services		2,090,098	1,678,895	1,141,573	1,159,820
Concession fee		449,514	450,439	397,273	400,560
Selling and administrative expenses		721,782	565,839	344,159	379,753
Directors' remuneration		2,888	2,144	2,415	860
Loss on foreign exchange		-	15,518	-	19,082
Total expenses		3,264,282	2,712,835	1,885,420	1,960,075
Profit before interest expense and income tax		1,181,125	1,362,288	1,010,688	1,289,818
Interest expense	12	(97,309)	(193,567)	(37,154)	(131,202)
Income tax		(229,766)	(11,375)	(155,330)	-
Profit before minorities		854,050	1,157,346	818,204	1,158,616
(Profit) loss attributable to minorities, net		(35,846)	1,270	-	-
Net profit for the period		818,204	1,158,616	818,204	1,158,616
Basic earnings per share (Baht)	3	1.87	2.65	1.87	2.65
Diluted earnings per share (Baht)	3	1.87	2.65	1.87	2.65

The notes to the interim consolidated and company financial statements on pages 9 to 33 are an integral part of

Shin Satellite Public Company Limited
Statements of Changes in Shareholders' Equity (Unaudited)
For the nine-month periods ended 30 September 2003 and 2002

	Consolidated (Baht '000)						
	Issued and paid - up share capital	Premium on share capital	Cumulative foreign currency translation adjustment	Legal reserve	Retained earnings (Deficit)	Minority interests	Total
Opening balance 2003	4,375,000	2,190,000	19,780	56,300	545,723	17,309	7,204,112
Foreign currency translation adjustment	-	-	(108,746)	-	-	-	(108,746)
Net profit for the period	-	-	-	-	818,204	-	818,204
Legal reserve increase during the period	-	-	-	40,911	(40,911)	-	-
Minority interests increase during the period	-	-	-	-	-	285,528	285,528
Closing balance as at 30 September 2003	4,375,000	2,190,000	(88,966)	97,211	1,323,016	302,837	8,199,098
Opening balance 2002	4,375,000	2,190,000	20,339	27,578	(836,075)	18,911	5,795,753
Foreign currency translation adjustment	-	-	(7,381)	-	-	-	(7,381)
Net profit for the period	-	-	-	-	1,158,616	-	1,158,616
Minority interests decrease during the period	-	-	-	-	-	(1,270)	(1,270)
Closing balance as at 30 September 2002	4,375,000	2,190,000	12,958	27,578	322,541	17,641	6,945,718

	Company (Baht '000)						
	Issued and paid - up share capital	Premium on share capital	Cumulative foreign currency translation adjustment	Legal reserve	Retained earnings (Deficit)	Minority interests	Total
Opening balance 2003	4,375,000	2,190,000	19,780	56,300	545,723	-	7,186,803
Foreign currency translation adjustment	-	-	(108,746)	-	-	-	(108,746)
Net profit for the period	-	-	-	-	818,204	-	818,204
Legal reserve increase during the period	-	-	-	40,911	(40,911)	-	-
Closing balance as at 30 September 2003	4,375,000	2,190,000	(88,966)	97,211	1,323,016	-	7,896,261
Opening balance 2002	4,375,000	2,190,000	20,339	27,578	(836,075)	-	5,776,842
Foreign currency translation adjustment	-	-	(7,381)	-	-	-	(7,381)
Net profit for the period	-	-	-	-	1,158,616	-	1,158,616
Closing balance as at 30 September 2002	4,375,000	2,190,000	12,958	27,578	322,541	-	6,928,077

The notes to the interim consolidated and company financial statements on pages 9 to 33 are an integral part of

Shin Satellite Public Company Limited
Statements of Cash Flows (Unaudited)
For the nine-month periods ended 30 September 2003 and 2002

		Consolidated		Company	
		Unaudited 30 September 2003	Unaudited 30 September 2002	Unaudited 30 September 2003	Unaudited 30 September 2002
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
Net cash flows from operating activities	10	1,291,896	989,360	655,424	938,071
Cash flows from investing activities					
Acquisitions of subsidiary and associate, net of cash acquired	11	(217,265)	-	-	-
Receipts from short-term investment		416	-	420	-
Loans to other company		(5,504)	-	(5,504)	-
Receipts from loan to subsidiary and joint venture		24,724	-	28,772	-
Payments for property and equipment		(4,564,877)	(3,297,742)	(4,083,279)	(2,575,409)
Payments for property and equipment under concession agreements	7	(102)	-	(102)	-
Payments for intangible assets		-	(319)	-	-
Payments for deferred charges	7	(34,582)	(722)	(13,131)	(722)
Dividends received from subsidiary and associate		-	56,429	-	-
Proceeds from sales of property and equipment		2,433	5,756	481	5,756
Net cash payments from investing activities		(4,794,757)	(3,236,598)	(4,072,343)	(2,570,375)
Cash flows from financing activities					
Proceeds from increase of share capital in subsidiary	5 e	245,000	-	-	-
Proceeds from short-term borrowings	8	1,974,644	3,885,871	1,912,645	3,885,871
Proceeds from long-term borrowings, net of financial expenses		6,150,828	530,148	4,995,355	-
Repayments for long-term debentures		-	(832,263)	-	(832,263)
Repayments of short-term borrowings		(3,741,610)	(1,059,983)	(3,675,611)	(1,024,166)
Repayments of long-term borrowings		(1,103,706)	(588,960)	(16,315)	(440,938)
Net cash receipts from financing activities		3,525,156	1,934,813	3,216,074	1,588,504

Shin Satellite Public Company Limited
Statements of Cash Flows (Unaudited) (Continued)
For the nine-month periods ended 30 September 2003 and 2002

		Consolidated		Company	
		Unaudited	Unaudited	Unaudited	Unaudited
		30 September	30 September	30 September	30 September
		2003	2002	2003	2002
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
Net increase (decrease) in cash and cash equivalents		22,295	(312,425)	(200,845)	(43,800)
Cash and cash equivalents, opening balance		519,703	819,066	362,388	457,364
Cash recognised on change of status of associate to joint venture	5 e	84,789	-	-	-
Effects of exchange rate changes		3,243	(6,906)	3,243	(6,906)
Cash and cash equivalents, closing balance		630,030	499,735	164,786	406,658
Supplementary information for cash flows :					
Interest paid		174,896	272,370	90,126	194,005
Income tax paid		154,893	3,837	78,847	-
Non-cash transactions					
Acquisition of property and equipment by debt		1,122,696	73,749	873,784	21,039

The notes to the interim consolidated and company financial statements on pages 9 to 33 are an integral part of these

1 Basis of preparation

These interim consolidated and company financial statements have been prepared in accordance with Thai Generally Accepted Accounting Principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued by the Institute of Certified Accountants and Auditors of Thailand and approved under law by the Board of Supervision of Auditing Practice appointed by the Minister of Commerce under the Auditor Act B.E. 2505, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e., balance sheets, statements of income, changes in shareholders' equity and cash flows) have been prepared in the full format as required by the Securities and Exchange Commission. The notes to the financial statements have been prepared in a condensed format according to Thai Accounting Standard 41, 'Interim Financial Reporting,' and additional information is presented as required by the Securities and Exchange Commission.

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2002.

Since the first quarter of 2003, the Company has recognised a change in the status of its investment in Lao Telecommunications Company Limited, previously accounted for as an associate, now recognised as a joint venture. The change resulted in a change in accounting treatment for the investment in Lao Telecommunications Company Limited, from the equity method to proportionate consolidation method, as outlined in Note 5 e. In addition, the Group acquired a new subsidiary, Loxley Information Service Company Limited, in the first quarter of 2003 and a new associate, CS Loxinfo Solutions Company Limited (formerly Loxinfo Link Communications (Thailand) Company Limited) in the second quarter of 2003, as outlined in Note 11.

Costs that are incurred unevenly during the financial year are recognised as expenses, or are deferred in the interim report only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

Income tax expenses are recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

These interim financial statements should be read in conjunction with the 2002 annual financial statements.

2 Segment information

Financial information by business segment

	For the three-month period ended 30 September 2003 (Baht '000)				
	Transponder services	Internet services	Telephone network	Consolidation eliminations	Group
Revenues	812,218	337,459	336,342	(36,311)	1,449,708
Share of net results from associate	-	204	-	-	204
Total revenues	812,218	337,663	336,342	(36,311)	1,449,912
Segment results	133,258	46,744	105,229	(2,759)	282,472
Operating profit					318,630

	For the nine-month period ended 30 September 2003 (Baht '000)				
	Transponder services	Internet services	Telephone network	Consolidation eliminations	Group
Revenues	2,537,292	864,031	998,463	(77,510)	4,322,276
Share of net results from associate	-	379	-	-	379
Total revenues	2,537,292	864,410	998,463	(77,510)	4,322,655
Segment results	649,068	105,907	352,642	8,326	1,115,943
Operating profit					1,155,106

	For the three-month period ended 30 September 2002 (Baht '000)				
	Transponder services	Internet services	Telephone network	Consolidation eliminations	Group
Revenues	1,015,068	126,164	191,957	(33,285)	1,299,904
Share of net results from associate	-	-	21,670	-	21,670
Total revenues	1,015,068	126,164	213,627	(33,285)	1,321,574
Segment results	317,812	(5,460)	55,845	7,765	375,962
Operating profit					214,708

	For the nine-month period ended 30 September 2002 (Baht '000)				
	Transponder services	Internet services	Telephone network	Consolidation eliminations	Group
Revenues	2,995,422	331,576	497,118	(109,637)	3,714,479
Share of net results from associate	-	-	142,235	-	142,235
Total revenues	2,995,422	331,576	639,353	(109,637)	3,856,714
Segment results	993,622	(68,806)	239,833	18,544	1,183,193
Operating profit					1,143,879

3 Basic and diluted earnings per share

Basic earnings per share is calculated by dividing the net income for the period attributable to shareholders, by the weighted average number of ordinary shares in issue during the period.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares which are the weighted average number of ordinary shares which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The assumed proceeds from exercise of ESOP should be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's shares during the three-month and nine-month periods ended 30 September 2003.

The basic earnings per share and the diluted earnings per share are as follows:

For the three-month period ended 30 September (consolidated and company)

	Net profit ('000 Baht)		Number of shares ('000 shares)		Earnings per share (Baht)	
	2003	2002	2003	2002	2003	2002
Basic earnings per share	205,327	354,991	437,500	437,500	0.47	0.81
The effect of dilutive potential ordinary shares (ESOP grant II)	-	-	2,054	-	-	-
Diluted earnings per share	205,327	354,991	439,554	437,500	0.47	0.81

For the nine-month period ended 30 September (consolidated and company)

	Net profit ('000 Baht)		Number of shares ('000 shares)		Earnings per share (Baht)	
	2003	2002	2003	2002	2003	2002
Basic earnings per share	818,204	1,158,616	437,500	437,500	1.87	2.65
The effect of dilutive potential ordinary shares (ESOP grant II)	-	-	850	-	-	-
Diluted earnings per share	818,204	1,158,616	438,350	437,500	1.87	2.65

4 Trade accounts receivable and accrued income, net

	Consolidated		Company	
	30 September 2003 Baht '000	31 December 2002 Baht '000	30 September 2003 Baht '000	31 December 2002 Baht '000
Trade accounts receivable				
-Third parties	1,185,879	809,990	579,723	476,606
-Related parties (Note 12)	8,644	2,556	12,177	11,525
Accrued income				
-Third parties	172,725	223,797	164,462	214,454
-Related parties (Note 12)	9,175	13,322	25,044	27,391
Total trade accounts receivable and accrued income	1,376,423	1,049,665	781,406	729,976
Less: Allowance for doubtful accounts	(366,184)	(289,994)	(94,614)	(86,510)
Total trade accounts receivable and accrued income, net	1,010,239	759,671	686,792	643,466

4 Trade accounts receivable and accrued income, net (continued)

Outstanding trade accounts receivable - third parties can be aged as follows:

	Consolidated		Company	
	30 September 2003 Baht '000	31 December 2002 Baht '000	30 September 2003 Baht '000	31 December 2002 Baht '000
Current	243,302	168,518	103,686	91,224
Overdue less than 3 months	205,245	151,401	115,215	115,856
Overdue 3-6 months	134,350	101,426	86,219	83,857
Overdue 6-12 months	161,185	100,647	123,507	86,118
Overdue over 12 months	441,797	287,998	151,096	99,551
	1,185,879	809,990	579,723	476,606
Less: Allowance for doubtful accounts - third parties	(366,184)	(289,994)	(94,614)	(86,510)
Trade accounts receivable - third parties, net	819,695	519,996	485,109	390,096

5 Investments in subsidiaries, associate and joint venture

a) Long-term investments in subsidiaries, associate and joint venture as at 30 September 2003 and 31 December 2002 are as follows:

	Consolidated		Company	
	30 September 2003 Baht '000	31 December 2002 Baht '000	30 September 2003 Baht '000	31 December 2002 Baht '000
Investments in subsidiaries and joint venture	-	-	1,436,996	1,273,578
Investments in associate	2,642	777,792	-	-
Total long-term investments	2,642	777,792	1,436,996	1,273,578

b) Movements in investments in subsidiaries, associate and joint venture for the nine-month period ended 30 September 2003 comprise:

	Consolidated	Company
	30 September 2003 Baht '000	30 September 2003 Baht '000
Transactions during the nine-month period ended 30 September 2003		
Opening net book value	777,792	1,273,578
Change in status from associate to joint venture (Note 5 e) iii)	(777,792)	-
Acquisitions (Note 11)	2,263	-
Share of net profit from investments	379	273,002
Foreign currency translation adjustment	-	(109,584)
Closing net book value	2,642	1,436,996

SHIN SATELLITE

5 Investments in subsidiaries, associate and joint venture (continued)

c) The nature of investments in subsidiaries, associate and joint venture can be summarised as follows:

Name	Business	Country	Currency
Subsidiaries of the Company			
Shin Broadband Internet (Thailand) Company Limited	Providing IPTV and learning center via Internet and Internet data center services	Thailand	Baht
Shenington Investments Pte Company Limited	Holding company	Singapore	S$
iPSTAR Company Limited	Providing broadband satellite services	The British Virgin Islands	USD
Subsidiary of Shin Broadband Internet (Thailand) Company Limited			
CS Loxinfo Company Limited	Providing Internet & satellite uplink - downlink services	Thailand	Baht
Subsidiary of Shenington Investments Pte Company Limited			
Cambodia Shinawatra Company Limited	Providing fixed phone and mobile phone services	Cambodia	USD
Subsidiaries of CS Loxinfo Company Limited			
Loxley Information Service Company Limited	Providing Internet services	Thailand	Baht
C.S. Satellite Phone Company Limited	Providing mobile personal communication services via satellite	Thailand	Baht
Associate of CS Loxinfo Company Limited			
CS Loxinfo Solutions Company Limited	Providing customer internet and marketing activities	Thailand	Baht
Joint venture of Shenington Investments Pte Company Limited			
Lao Telecommunications Company Limited	Providing fixed phone, mobile phone, international facilities, Internet and paging services	Laos	Kip

As at 30 September 2003, C.S. Satellite Phone Company Limited and iPSTAR Company Limited have not yet commenced business operations.

5 Investments in subsidiaries, associate and joint venture (continued)

d) Carrying values of investments in subsidiaries, associate and joint venture are as follows:

	Consolidated - 30 September 2003 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated share of net results from Investments	Equity	Dividend
Associate						
CS Loxinfo Solutions Company Limited	Baht 5.0	45	0.05	0.38	2.64	-

	Consolidated - 31 December 2002 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated share of net results from investments	Equity	Dividend
Associate						
Lao Telecommunications Company Limited	USD 96.84	49	187.31	590.48	777.79	62.70

	Company - 30 September 2003 (Baht Million)					
	Paid-up capital	Investment portion (%)	Cost	Accumulated share of net results from investments	Equity	Dividend
Subsidiary						
Shenington Investments Pte Company Limited	S$ 14.66	100	269.88	1,167.12	1,437.00	-

	Company - 31 December 2002 (Baht Million)					
	Paid-up capital	Investment portion (%)	Cost	Accumulated share of net results from investments	Equity	Dividend
Subsidiary						
Shenington Investments Pte Company Limited	S$ 14.66	100	269.88	1,003.70	1,273.58	-

5 Investments in subsidiaries, associate and joint venture (continued)

e) Significant movements in investments for the nine-month period ended 30 September 2003 were as follows:

Subsidiaries

i) CS Loxinfo Company Limited (formerly C.S. Communications Company Limited)

At the extraordinary shareholders' meeting of C.S. Communications Company Limited on 24 September and 10 October 2002, the shareholders passed a resolution to approve a reduction of the registered share capital from Baht 970.0 million (97 million shares at Baht 10 each) to Baht 242.5 million (24.25 million shares at Baht 10 each) for the purposes of eliminating the retained deficit. The share capital reduction was made in respect of the shares held by our subsidiary, Shin Broadband Internet (Thailand) Company Limited ("SBI"). This resulted in the percentage of shareholding in C.S. Communications Company Limited held by SBI decreasing from 99.5% to 98.0%. The share capital reduction was registered with the Ministry of Commerce on 21 January 2003.

At the extraordinary shareholders' meeting of C.S. Communications Company Limited on 17 December 2002 and 15 January 2003, the shareholders passed a resolution to approve the registration of the new official company name of C.S. Communications Company Limited as "CS Loxinfo Company Limited" ("CSL"). On 29 January 2003, the new official company name was registered with the Ministry of Commerce. In addition, the shareholders passed a resolution to approve an increase in the authorised share capital from 24,250,000 ordinary shares with a par value of Baht 10 each to 50,000,000 ordinary shares with a par value of Baht 10 each. The shareholders passed a resolution to approve the issue of 25,750,000 additional shares. 1,250,000 new shares were offered to SBI at Baht 563.20 per share, and the premium on the issue of the new shares was Baht 691.5 million. These additional shares were registered with the Ministry of Commerce on 14 February 2003. The remaining new additional shares, being 24,500,000 shares, were offered to the shareholders of Point Asia Dot Com (Thailand) Company Limited at Baht 10 per share, according to the conditions specified in the Share Purchase Agreement (Note 11). The new additional shares were registered with the Ministry of Commerce on 6 March 2003.

The increase in share capital of CSL resulted in a decrease in the percentage of shareholding in CSL by SBI from 98.07% to 50.02%, resulting in a gain on dilution of Baht 6.4 million being presented in the statement of income for the nine-month period ended 30 September 2003, and an increase in minority interests of Baht 238.6 million.

As set out in Note 11, CSL acquired shares of Loxley Information Service Company Limited.

Associate

ii) CS Loxinfo Solutions Company Limited (formerly Loxinfo Link Communications (Thailand) Company Limited)

On 24 April 2003, CS Loxinfo Company Limited , a subsidiary, acquired 22,497 shares of Loxinfo Link Communications Company Limited at Baht 2.31 per share (representing a 44.99% shareholding) as set out in Note 11.

At the extraordinary shareholders' meetings of Loxinfo Link Communications (Thailand) Company Limited on 1 July 2003 and 16 July 2003, the shareholders passed a resolution to approve the registration of the new official company name of Loxinfo Link Communications (Thailand) Company Limited as "CS Loxinfo Solutions Company Limited". On 25 July 2003, the new official company name was registered with the Ministry of Commerce.

5 Investments in subsidiaries, associate and joint venture (continued)

e) Significant movements in investments for the nine-month period ended 30 September 2003 (continued)

Joint venture

iii) Lao Telecommunications Company Limited

The Company has a joint venture agreement with the Lao Government in respect of Lao Telecommunications Company Limited ("LTC"). Previously, the Company had accounted for its interest in LTC under the joint venture agreement as an investment in an associate, based on the Company's assessment of its ability to fully exercise the joint control afforded to it under the joint venture agreement.

In the first quarter of 2003, the Company reviewed its powers under the joint venture agreement and the actions undertaken by itself and its joint venture partner of the Lao PDR in the period since acquiring its interest in LTC. As a result of this review, the Company now considers that it has the ability to exercise joint power. Therefore, effective from 1 January 2003, the Company has accounted for its interest in LTC as a joint venture, under the proportionate consolidation method in accordance with the accounting standard for financial reporting of interests in joint ventures. The Company has accounted for this as a change in status in its investment, and has not restated the comparatives. Therefore, the comparatives present the Company's interest in LTC under the equity method of accounting as an associate. This change in status from associate to joint venture does not affect the Company's consolidated shareholders' equity as at 30 September 2003 and net income for the nine-month period ended 30 September 2003.

The shareholders' meeting of LTC dated 24 January 2003 passed a resolution to approve the dividend payment of USD 3.5 million to shareholders for the operation of LTC in 2002.

The following amounts represent the Group's share, 49%, of the assets, liabilities and revenues of Lao Telecommunications Company Limited and are included in the consolidated balance sheet as at 30 September 2003 and consolidated income statement for the nine-month period ended 30 September 2003.

	Consolidated
	30 September 2003
Balance sheet	Baht '000
Current assets	241,519
Non - current assets	744,735
Current liabilities	(88,799)
Non - current liabilities	(833)
Net assets	896,622
Income statement for the nine-month period ended 30 September 2003	
Total revenues	400,121
Net profit	181,753

According to the joint venture agreement between the Company and the Government of Laos PDR, the Company is required to transfer all of its shares in LTC to the Government of Laos PDR, without any charges, on the expiration date of the joint venture agreement in 2021.

5 Investments in subsidiaries, associate and joint venture (continued)

f) Provision for liabilities

The Company has provided a loan guarantee in respect of the bank loans of Shin Broadband Internet (Thailand) Company Limited amounting to Baht 806.7 million. Accordingly, the Company has equity accounted for the full net deficit of Shin Broadband Internet (Thailand) Company Limited at 30 September 2003 to reflect the extent of its obligations.

At 30 September 2003, iPSTAR Company Limited had negative shareholders' equity and the Company has recognised a provision for liabilities on its investment in iPSTAR Company Limited.

The movements of provision for liabilities in respect of Shin Broadband Internet (Thailand) Company Limited and iPSTAR Company Limited for the nine-month period ended 30 September 2003 are as follows:

	Company For the nine-month period ended 30 September 2003 Baht '000
Opening net book value	532,659
Share of net loss from investments during the period	18,587
Foreign currency translation adjustment	(838)
Gain on dilution of investment in a subsidiary	(6,395)
Closing net book value	544,013

Net book value of provision for liabilities in subsidiaries are as follows:

	Company - 30 September 2003 (Baht Million)					
	Paid-up capital	Investment portion (%)	Cost	Accumulated share of net results from investments	Equity	Dividend
Subsidiaries						
Shin Broadband Internet (Thailand) Company Limited	Baht 947.29	100	947.29	(1,480.99)	(533.70)	-
IPSTAR Company Limited	USD 0.02	100	0.87	(11.18)	(10.31)	-
Total			948.16	(1,492.17)	(544.01)	-

	Company - 31 December 2002 (Baht Million)					
	Paid-up capital	Investment portion (%)	Cost	Accumulated share of net results from investments	Equity	Dividend
Subsidiaries						
Shin Broadband Internet (Thailand) Company Limited	Baht 947.29	100	947.29	(1,468.92)	(521.63)	-
IPSTAR Company Limited	USD 0.02	100	0.87	(11.89)	(11.02)	-
Total			948.16	(1,480.81)	(532.65)	-

6 Long-term investment - other

	Consolidated		Company	
	30 September 2003 Baht '000	31 December 2002 Baht '000	30 September 2003 Baht '000	31 December 2002 Baht '000
Opening net book amount	18,900	18,900	18,900	18,900
Closing net book amount	18,900	18,900	18,900	18,900

On 30 April 1999, the Company entered into a Membership Purchase Agreement with Codespace, Inc. to acquire a 70% shareholding in Spacecode LLC, a subsidiary of Codespace, Inc., for the total price of USD 3 million over a period of 3 years. The payment will be made by way of a cash payment of USD 500,000 with the remaining USD 2.5 million to be paid by way of the allotment of 2.5 million shares in iPSTAR Company Limited at USD 2.5 million.

An initial payment of USD 500,000 has been made to Codespace, Inc. and 12% of the shares in Spacecode LLC have been transferred to the Company, which carries this investment as a long-term investment-other for Baht 18.9 million at cost (see Note 16 c).

7 Capital expenditure and commitments

	Consolidated (Baht '000)			
	Property and equipment	Property and equipment under concession agreements	Deferred charges	Intangible assets
Transactions during the nine-month period ended 30 September 2003				
Opening net book value	11,649,329	5,357,480	82,198	123,252
Additions	4,912,432	102	34,582	-
Increase from acquisitions of a subsidiary and associate, net (Note 11)	169,962	46,590	-	64,536
Change from associate to joint venture (Note 5e)	573,971	-	26,757	23,284
Disposals, net	(2,568)	-	-	-
Write-off, net	(3,688)	-	-	-
Transfer, net	(15,534)	149	(20,259)	-
Reclassification	-	123,252	-	(123,252)
Depreciation/amortisation charges	(353,902)	(564,910)	(26,536)	(5,732)
Foreign currency translation adjustment	(196,171)	-	(2,877)	(1,211)
Closing net book value	16,733,831	4,962,663	93,865	80,877
As at 30 September 2003				
Cost	18,813,953	10,928,570	289,288	96,706
Less: Accumulated depreciation/amortisation	(2,080,122)	(5,965,907)	(195,423)	(15,829)
Net book value	16,733,831	4,962,663	93,865	80,877

7 Capital expenditure and commitments (continued)

	Company (Baht '000)		
	Property and equipment	**Property and equipment under concession agreements**	**Deferred charges**
Transactions during the nine-month period ended 30 September 2003			
Opening net book value	9,529,958	5,357,480	76,635
Additions	4,347,398	102	13,131
Disposals, net	(212)	-	-
Write-off, net	(578)	-	-
Depreciation/amortisation charges	(149,106)	(532,607)	(19,409)
Transfer, net	17,162	150	(21,695)
Closing net book value	13,744,622	4,825,125	48,662
As at 30 September 2003			
Cost	14,458,956	10,595,426	208,840
Less: Accumulated depreciation/amortisation	(714,334)	(5,770,301)	(160,178)
Net book value	13,744,622	4,825,125	48,662

As at 30 September 2003, property and equipment included a project in progress of Baht 12,961 million relating to the iPSTAR project (see Note 15). The iPSTAR project will be fully operational with the launch of iPSTAR-1 in 2004. According to the concession agreement entered into with the Ministry of Information, Communication and Technology, the Company must transfer its ownership of iPSTAR-1 Satellite to the Ministry of Information, Communication and Technology on the date of the completion of construction and installation.

Borrowing costs of Baht 491 million arising on financing specifically entered into for assets under construction, were capitalised during the period (for the year 2002: Baht 356 million).

In the first quarter of 2003, the Company concluded its investigation of whether the carrying value of ThaiCom 3 has suffered impairment as a result of the power supply system failure. This investigation concluded that the current carrying value continued to be appropriate as recoverable value in use is higher than current carrying value.

Property and equipment includes property and equipment under concession agreements of a subsidiary, Cambodia Shinawatra Company Limited, of approximately Baht 2,150 million. According to the concession agreement, Cambodia Shinawatra must transfer its ownership of this related property and equipment to the government of Cambodia on the expiration date of the concession agreement, which is 4 March 2028.

On 29 January 2003, Cambodia Shinawatra Company Limited experienced the effects of disturbances in Phnom Penh, Cambodia. Its building was damaged and some personal computers were looted (the net book value of all property and equipment in the building as of September 2003 was approximately USD 0.6 million). However, the operation has continued as normal as there was no damage to any control centre or transmission equipment. The Company is now claiming compensation for these damages from the Cambodian Government. These financial statements do not take into account any costs or damage claims related to the Cambodia incident.

7 Capital expenditure and commitments (continued)

Capital expenditure commitments

Capital expenditure contracted for at the balance sheet date, but not recognised in the financial statements is as follows:

	Consolidated		Company	
	30 September 2003 Currency '000	31 December 2002 Currency '000	30 September 2003 Currency '000	31 December 2002 Currency '000
Property and equipment and property and equipment under concession agreements				
US Dollars	101,264	158,460	86,225	150,689
Norwegian Kroner	7,220	10,750	7,220	10,750
Baht	-	2,851	-	-

8 Borrowings

	Consolidated		Company	
	30 September 2003 Baht '000	31 December 2002 Baht '000	30 September 2003 Baht '000	31 December 2002 Baht '000
Current	1,577,011	3,223,353	1,017,350	2,801,851
Non-current	11,856,518	7,524,454	10,368,872	6,091,519
Total borrowings	13,433,529	10,747,807	11,386,222	8,893,370

The movements in the borrowings can be analysed as follows:

	Consolidated Baht '000	Company Baht '000
For the nine-month period ended 30 September 2003		
Opening net book value	10,747,807	8,893,370
Proceeds from short-term borrowings	1,974,644	1,912,645
Proceeds from long-term borrowings, net of financial expenses	6,164,010	5,008,537
Increase from acquisition of a subsidiary, net (Note 11)	72,102	-
Repayment of borrowings	(4,702,404)	(3,691,926)
Amortisation of discounted bills of exchange	23,843	23,843
Realised gain on exchange rate	(24,623)	(24,623)
Unrealised gain on exchange rate	(735,624)	(735,624)
Foreign currency translation adjustment	(86,226)	-
Closing net book value	13,433,529	11,386,222

As at 30 September 2003, the Company had provided guarantees relating to long-term borrowings of a subsidiary, amounting to Baht 806.7 million (31 December 2002: Baht 827.7 million).

Credit facilities

As at 30 September 2003, available credit facilities for loans from local and overseas banks were Baht 733.9 million and USD 136.8 million (31 December 2002: Baht 700 million and USD 257 million).

8 Borrowings (continued)

Facility agreements in relation to the financing of the iPSTAR satellite project

On 7 November 2002 the Company entered into a USD 389.3 million credit agreement with 3 groups of banks.

A. Loan credit agreement for USD 184.5 million. The guarantor is the Export-Import Bank of the United States. The loan is repayable within 9.5 years.

B. Loan credit agreement for USD 79.8 million. The guarantor is a French export and import bank (Compagnie Francaise d' Assurance pour le Commerce Exterieur). The loan is repayable within 9.5 years.

C. Loan credit agreement from another group of commercial banks for USD 125 million. The loan is repayable within 6 years. It has no guarantors.

The loans under each loan credit agreement bear interest at various rates. These are based on margins over the London Inter-Bank Offer Rate ("LIBOR") for a period of six months and have fixed rates. The Company pays a commitment fee on the unused portion of the facilities. In addition, regarding the aforementioned credit agreements, the Company must comply with the conditions in the credit agreements concerning maintaining certain financial ratios, dividend payment policy, guarantee, sales or transfer of assets, and investment. The amounts of principal begin to be repayable in 2004, with repayment on a semi-annual basis.

9 Share capital and premium on share capital

	For the nine-month period ended 30 September 2003			
	Number of shares Thousand shares	Ordinary shares Baht '000	Share premium Baht '000	Total Baht '000
Issued and paid-up share capital				
Opening balance	437,500	4,375,000	2,190,000	6,565,000
Closing balance	437,500	4,375,000	2,190,000	6,565,000

The Company's registered share capital as at 30 September 2003 comprised 550 million ordinary shares (31 December 2002: 550 million shares) of Baht 10 each (31 December 2002: Baht 10 each). Issued capital of 437.5 million shares is fully paid-up. Warrants as at 30 September 2003 comprised 12.4 million units (1 warrant : 1 ordinary share).

Eight million warrants, equivalent to 1.83% of the Company's total paid-up share capital (before dilution) were granted to directors, employees and advisors on 27 March 2002 at Baht nil per unit. The warrants are in registered form and non-transferable. The term of the warrants does not exceed 5 years and there is no offering price. The exercise price is set at Baht 26.75 per unit, which was the share closing price as of 26 March 2002.

At the shareholders' Annual General Meeting of the Company on 28 April 2003, the shareholders passed a resolution to approve the issuance and offering of 4,400,100 warrants, or the equivalent of 1.01% of the Company's total paid-up share capital (before dilution) to directors, employees and advisors who are eligible for such allocation. The warrants are in registered form and are non-transferable. The term of the warrants does not exceed 5 years and there is no offering price. On 30 May 2003 the warrants were granted to directors, employees and advisors at Baht nil per unit. The exercise price is set at 12.84 Baht per unit, which was the weighted-average closing price of shares for the 30 days before 28 April 2003. The aforementioned warrants are entitled to each be exercised by one-third of their allocated warrants to purchase ordinary shares; one year for the first exercise, two years and three years for the second and the third exercises, respectively, after the warrants are issued to them, until the warrants have expired.

9 **Share capital and premium on share capital** (continued)

Movements in the number of warrants outstanding are as follows:

	Unit: Thousand
For the nine month-period ended 30 September 2003	
At the opening of the period	8,000
Granted during the period	4,400
At the closing of the period	12,400
As at 30 September 2003	
Directors	6,919
Employees	5,481
	12,400

Compensation costs related to the warrants are not recognised in these financial statements for the fair value of warrants granted.

10 Cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the nine-month periods ended 30 September 2003 and 2002:

		Consolidated		Company	
		30 September 2003	30 September 2002	30 September 2003	30 September 2002
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
Net profit for the period		818,204	1,158,616	818,204	1,158,616
Adjustments for:					
Allowance for doubtful accounts		68,531	60,734	29,077	45,442
Reversal of allowance for doubtful accounts		(38,435)	(3,898)	(20,973)	(3,898)
Provision for defective stock		6,391	-	2,808	-
Write-off of defective stock		6,456	-	6,456	-
Other income from transfer account receivable		-	(190,559)	-	-
Write-off of withholding tax		8,041	11,873	6,598	5,603
Write-off of deferred charges		3,273	-	3,273	-
Depreciation of property and equipment	7	353,902	217,862	149,106	112,411
Amortisation of property and equipment under concession agreements	7	564,910	532,572	532,607	532,572
Amortisation of deferred charges	7	26,536	34,641	19,409	32,947
Amortisation of intangible assets	7	5,732	20,450	-	-
Discounted bills of exchange	8	23,843	56,857	23,843	56,857
Gain on dilution of investment	5 f	(6,395)	-	-	-
Loss (gain) on sales of property and equipment		3,250	355	(264)	355
Write-off property and equipment		3,688	1,679	578	1,679
Unrealised loss (gain) on exchange rate		(99,489)	36,172	(32,905)	51,946
Realised gain on exchange rate		(24,560)	(159,922)	(24,623)	(159,922)
Minority interests		35,846	(1,270)	-	-
Net results from subsidiaries, associate and joint venture	5 b,f	(379)	(142,235)	(260,810)	(281,489)
Changes in operating assets and liabilities					
- trade accounts receivable and accrued income		(68,775)	(192,862)	(78,411)	(220,667)
- amounts due from related parties		(19)	31	(5,082)	4,692
- inventories		(220,752)	(98,030)	(209,714)	(80,893)
- other current assets		129,432	(115,143)	125,567	(109,716)
- other non-current assets		66,490	(25,219)	-	(22,561)
- trade accounts payable and accrued expenses		(362,388)	(129,190)	(436,105)	(114,963)
- amounts due to related parties		(8,822)	-	(3,471)	-
- advances from customers		6,081	(61,340)	(37,611)	(70,970)
- other current liabilities		21,761	13,244	27,945	(6,592)
- other non-current liabilities		(30,457)	(36,058)	19,922	6,622
Cash generated from operations		1,291,896	989,360	655,424	938,071

11 Acquisition

Loxley Information Service Company Limited

On 6 March 2003, CS Loxinfo Company Limited ("CSL"), a subsidiary, acquired 24.5 million shares of Loxley Information Service Company Limited ("Loxserv") at Baht 10 each (representing a 94.19% shareholding) from Point Asia Dot Com (Thailand) Company Limited ("PA") while CSL issued 24.5 million additional ordinary shares at Baht 10 each to a group of shareholders of PA (Note 5 e). As required under the share purchase agreement, Shin Broadband Internet (Thailand) Company Limited ("SBI"), which is the parent company of CSL, has provided an indemnity warranty to PA in respect of the contingent liabilities that CSL might have incurred prior to the acquisition date, for a period of two years commencing from the closing date of a share purchase agreement.

The fair value of assets and liabilities acquired by investing in Loxserv can be summarised as follows:

	Baht '000
Cash and cash equivalents	29,084
Short-term investments	2,503
Trade accounts receivable and accrued income, net	97,823
Inventories, net	3,898
Other current assets	36,571
Property and equipment, net (Note 7)	169,962
Property and equipment under the concession agreements, net (Note 7)	46,590
Other non-current assets, net	22,988
Short-term loans from financial institutions (Note 8)	(52,000)
Trade accounts payable	(86,724)
Short-term loans from other company (Note 8)	(20,102)
Advances from customers	(43,818)
Accrued expenses	(11,682)
Other current liabilities	(3,955)
Other non-current liabilities	(513)
Fair value of net assets	190,625
Investment portion	94.19%
Fair value of net assets acquired	179,550
Total purchase consideration	246,297
Goodwill (Note 7)	66,747
Net cash outflow on acquisition	(217,213)

11 Acquisition (continued)

CS Loxinfo Solutions Company Limited (formerly Loxinfo Link Communications (Thailand) Company Limited)

On 24 April 2003, CS Loxinfo Company Limited ("CSL"), a subsidiary, acquired 22,497 shares of Loxinfo Link Communications Company Limited ("Loxinfolink") at Baht 2.31 per share (representing a 44.99% shareholding) from Point Asia Dot Com (Thailand) Company Limited. The acquisition of share capital is as part of the Share Purchase Agreement as mentioned above.

The fair value of assets and liabilities acquired by investing in Loxinfolink can be summarised as follows:

	Baht '000
Cash and cash equivalents	3,371
Trade accounts receivable and accrued income, net	2,075
Other current assets	16
Property and equipment, net (Note 7)	185
Property and equipment under the concession agreements, net (Note 7)	137
Trade accounts payable	(241)
Accrued expenses	(501)
Other current liabilities	(12)
Fair value of net assets	5,030
Investment portion	44.99%
Fair value of net assets acquired	2,263
Total purchase consideration	52
Goodwill (Note 7)	(2,211)
Cash outflow on acquisition	(52)

Net goodwill recognised on the investment in Loxserv and Loxinfolink of Baht 64.5 million is offset as the acquisitions represent a single transaction and is presented as an intangible asset in the balance sheet (Note 7) and is being amortised by the straight-line method over its estimated useful life not exceeding 8 years.

Net assets from acquisition are stated at the net book value at the date of acquisition. The subsidiary is in the process of appraising the fair value of the above assets. The difference between net book value and net fair value will be adjusted through goodwill.

12 Related party transactions

The Company is controlled by Shin Corporation Public Company Limited ("Shin") (incorporated in Thailand), which owns 51.53% of the Company's shares. Transactions with Shin Corporation Public Company Limited and companies in the Shin group such as subsidiaries, associates, joint ventures, management and other companies over which Shin and the Company have significant influence directly or indirectly by directors of the Company or the Shinawatra family, a major shareholder, or directors are recognised as related to the Company.

12 Related party transactions (continued)

Sales and services to related parties were conducted on normal commercial terms and conditions, which are the same as for other customers. Consulting and management services were charged on an agreed basis of the percentage of assets. Transactions between the Company and Spacecode LLC were conducted based on hourly rates plus reimbursement of actual expenses.

The Group had transactions with related parties for the three-month and nine-month periods ended 30 September 2003 and 2002 as follows:

a) Revenue

	Consolidated		Company	
For the three-month period ended	**30 September 2003 Baht '000**	**30 September 2002 Baht '000**	**30 September 2003 Baht '000**	**30 September 2002 Baht '000**
Parent company				
Sales and services income	182	1,301	-	-
Subsidiaries				
Sales and services income	-	-	17,087	21,571
Other operating income	-	-	5,643	10,675
Joint venture				
Sales and services income	2,209	-	4,330	-
Associate				
Sales and services income	-	1,000	-	1,000
Related parties under common Control				
Sales and services income	35,844	30,356	27,384	27,625
Other operating income	-	19	-	19

	Consolidated		Company	
For the nine-month period ended	**30 September 2003 Baht '000**	**30 September 2002 Baht '000**	**30 September 2003 Baht '000**	**30 September 2002 Baht '000**
Parent company				
Sales and services income	469	1,695	-	-
Subsidiaries				
Sales and services income	-	-	46,303	66,401
Other operating income	-	-	19,244	23,632
Joint venture				
Sales and services income	6,642	-	13,023	-
Associate				
Sales and services income	-	2,402	-	2,402
Related parties under common control				
Sales and services income	103,428	94,978	83,608	84,295
Other operating income	-	19	-	19

12 **Related party transactions** (continued)

b) **Expenses**

	Consolidated		Company	
For the three-month period ended	**30 September 2003 Baht '000**	**30 September 2002 Baht '000**	**30 September 2003 Baht '000**	**30 September 2002 Baht '000**
Parent company				
Other expenses	9,099	9,217	8,775	9,111
Interest expense	-	3,141	-	-
Subsidiaries				
Purchases of goods and services	-	-	3,739	8,990
Other expenses	-	-	1,628	286
Joint venture				
Purchases of goods and services	322	-	631	-
Other expenses	30	-	58	-
Related parties under common control				
Purchases of goods and services	17,295	27,582	1,943	2,051
Other expenses	4,744	4,060	2,102	2,092
Purchase fixed assets	-	91	-	91
Other company				
Payments for work in progress	15,525	80,403	15,525	80,403

	Consolidated		Company	
For the nine-month period ended	**30 September 2003 Baht '000**	**30 September 2002 Baht '000**	**30 September 2003 Baht '000**	**30 September 2002 Baht '000**
Parent company				
Other expenses	27,795	26,382	26,577	26,136
Interest expense	1,181	8,217	-	-
Subsidiaries				
Purchases of goods and services	-	-	14,430	36,801
Other expenses	-	-	2,705	1,283
Joint venture				
Purchases of goods and services	322	-	631	-
Other expenses	30	-	58	-
Related parties under common control				
Purchases of goods and services	62,918	88,834	5,783	6,034
Other expenses	14,223	11,951	7,393	5,988
Purchases fixed asset	-	91	-	91
Other company				
Payments for work in progress	41,848	191,851	41,848	191,851

12 Related party transactions (continued)

c) Outstanding balances arising from sales/purchases of goods/services/ and expenses

	Consolidated		Company	
	30 September 2003 Baht '000	31 December 2002 Baht '000	30 September 2003 Baht '000	31 December 2002 Baht '000
Trade accounts receivable and accrued income - related parties				
Trade accounts receivable - related parties				
Parent company	78	118	-	-
Subsidiaries	-	-	9,604	11,457
Associate	-	68	-	68
Joint venture	1,312	-	2,573	-
Related parties under common control	7,254	2,370	-	-
Total trade accounts receivable - related parties	8,644	2,556	12,177	11,525
Accrued income - related parties				
Subsidiaries	-	-	15,862	14,069
Associate	-	9	-	9
Joint venture	7	-	14	-
Related parties under common control	9,168	13,313	9,168	13,313
Total accrued income - related parties	9,175	13,322	25,044	27,391
Total trade accounts receivable and accrued income - related parties	17,819	15,878	37,221	38,916
Amounts due from related parties				
Subsidiaries	-	-	5,340	1,149
Associate	6	41	-	41
Related parties under common control	214	5	-	5
Total amounts due from related parties	220	46	5,340	1,195
Other current assets - related parties				
Related parties under common control	1,865	1,349	1,312	3,926
Trade accounts payable - related parties				
Parent company	48	-	-	-
Subsidiaries	-	-	36,316	29,459
Associate	1,159	-	-	-
Related parties under common control	18,077	15,367	541	1,588
Total trade accounts payable - related parties	19,284	15,367	36,857	31,047
Accounts payable - property and equipment				
Other company	10,173	4,330	10,173	4,330

12 Related party transactions (continued)

c) Outstanding balances arising from sales/purchases of goods/services/ and expenses (continued)

	Consolidated		Company	
	30 September 2003 Baht '000	31 December 2002 Baht '000	30 September 2003 Baht '000	31 December 2002 Baht '000
Amounts due to related parties				
Parent company	25,379	26,921	24,903	23,693
Subsidiaries	-	-	-	49
Related parties under common control	5	7,286	-	4,632
Total amounts due to related parties	25,384	34,207	24,903	28,374

d) Short-term loans and advances to related parties

	Consolidated		Company	
	30 September 2003 Baht '000	31 December 2002 Baht '000	30 September 2003 Baht '000	31 December 2002 Baht '000
Short-term loans to related parties				
Subsidiaries	-	-	-	28,772
Associate	-	48,449	-	-
Advances to related parties				
Subsidiaries	-	-	10,751	11,612
Total short-term loans and advances to related parties	-	48,449	10,751	40,384

The advances to the subsidiary are non-interest bearing and the term of repayment is at call (2002: non-interest bearing).

The movements of short-term loans and advances to related parties can be analysed as follows:

	Consolidated Baht '000	Company Baht '000
For the nine-month period ended 30 September 2003		
Opening balance	48,449	40,384
Repayment of loans during the period	(48,464)	(28,772)
Realised gain on exchange rate	15	-
Unrealised gain on exchange rate	-	(861)
Closing balance	-	10,751

e) Long-term loans from parent company

	Consolidated		Company	
	30 September 2003 Baht '000	31 December 2002 Baht '000	30 September 2003 Baht '000	31 December 2002 Baht '000
Current	-	71,423	-	-
Non-current	-	71,415	-	-
Total long-term loans from parent company	-	142,838	-	-

12 Related party transactions (continued)

e) Long-term loans from parent company (continued)

The movements of long-term loans from parent company can be analysed as follows:

	Consolidated Baht '000	Company Baht '000
For the nine-month period ended 30 September 2003		
Opening balance	142,838	-
Repayment of loan	(142,912)	-
Realised gain on exchange rate	74	-
Closing balance	-	-

f) Warrants of Shin Corporation Public Company Limited granted to an executive director of the Company

Shin Corporation Public Company Limited, a major shareholder, issued and offered warrants which are in registered form and non-transferred, to an executive director of the Company. The terms of the warrants do not exceed 5 years and there is no offer price as detailed below:

	Issued date	Issued (units)	Percentage of the Company's total paid up share capital (before dilution)	Exercise price (Baht/unit)	Exercise period First	Last
ESOP – Grant I	26 March 2002	3,244,500	0.99	17.80	27 March 2003	26 March 2007
ESOP – Grant II	30 May 2003	1,793,800	0.61	13.67	31 May 2004	30 April 2008

g) Directors' remuneration

For the nine-month period ended 30 September 2003, the remuneration of directors was Baht 2.89 million (for the nine-month period ended 30 September 2002: Baht 2.14 million). Directors' remuneration represents salaries, meeting fees and gratuities as approved by the shareholders of the Group and the Company at their Annual General Meeting.

h) Commitments with related parties

Guarantees

As at 30 September 2003, the Company had outstanding guarantees relating to long-term loans of its subsidiary amounting to Baht 806.7 million (31 December 2002: Baht 827.7 million).

13 Contingencies

a) Bank guarantees and letters of credit

The Group had contingencies with banks whereby the banks issued letters of guarantee, letters of credit and other guarantees in respect of business contracts, for the following amounts:

		Consolidated		Company	
	Currency	30 September 2003 '000	31 December 2002 '000	30 September 2003 '000	31 December 2002 '000
Minimum concession fee to Ministry of Information, Communication and Technology	Baht	41,000	81,000	41,000	81,000
Satellite space segment leasing by customers	Baht	3,360	3,360	3,360	3,360
	USD	629	624	629	624
	AUD	1,028	1,028	1,028	1,028
Satellite space segment leasing with suppliers	Euro	83	92	83	92
ICO Gateway	Baht	10,000	10,000	-	-
Others	Baht	16,602	13,641	2,845	2,845
Letters of credit	USD	10,841	10,841	10,841	10,841
	Baht	5,000	-	-	-

b) Assessment for withholding tax in India

The Income Tax Authority of India raised an assessment against the Company, and was in the process of investigation for withholding taxes, for the periods from 1 April 1996 to 31 March 1997 and from 1 April 1998 to 31 March 2002. In the first quarter of 2003, the Company has already paid an amount of Rupee 100 million (approximately Baht 94 million) for the tax assessment, which is presented as other current assets in the balance sheets. If the Commissioner in India passes a favourable order holding that the Company is not taxable, the Company would be eligible to receive the entire amount as a refund together with interest. Currently, the Company is in the process of filing appeals against the order with the Commissioner of Income Tax (Appeals). The tax consultant engaged by the Company in India has advised that this assessment would have no material adverse impact on the Company.

c) Assessment for corporate income tax in Cambodia

The Income Tax Authority of Cambodia raised an assessment against Cambodia Shinawatra Company Limited, a subsidiary in Cambodia, for corporate income tax for the period from 1995 to 2000, except 1996, amounting to USD 5 million (approximately Baht 215 million). The Company is in the process of filing appeals with the Secretary of State, Ministry of Economy and Finance on the reasonable basis that the Company had operation results of a loss and had sufficient loss carry forwards as a tax deduction for the period. On 5 May 2003, the Secretary of State, Ministry of Economy and Finance issued a letter in respect of setting up a working team (audit team) comprising the Audit Department of the Ministry of Economy and Finance, representatives from the Ministry of Posts and Telecommunications and the Tax Department to review the tax assessment. Provision has not been made in these financial statements because the new assessment has not been finished. Management is of the opinion that the outcome of the tax assessment will not have a material adverse impact to the Company.

14 Commitments

a) Concession contracts

The Company is permitted by the Ministry of Transport and Communications, under an agreement dated 11 September 1991 and an amendment thereto dated 22 March 1992, to operate and administer certain satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a thirty year period, service charges from users of the transponders. The concession agreement has been transferred to the Ministry of Information, Communication and Technology.

Under the aforementioned agreement, the Company must pay an annual fee to the Ministry of Information, Communication and Technology based on a certain percentage of certain service incomes or at the minimum level specified in the agreement, whichever is higher. In addition, the Company, according to the aforesaid agreement, must transfer its ownership of all satellites, telemetry, tracking, command and monitoring stations and other operating equipment to the Ministry of Information, Communication and Technology on the dates of completion of construction and installation.

b) Assets transfer commitment under telephone network agreement in Cambodia

Cambodia Shinawatra Company Limited, a subsidiary in Cambodia, has obtained a concession from the Directorate of Posts and Telecommunications of Cambodia to operate a domestic telephone network under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997, for a period of 35 years. Under the agreement, Cambodia Shinawatra Co., Ltd. will transfer its ownership of all fixed assets to the Government of Cambodia on the expiration date of the agreement, in 2028.

c) Shareholder agreement

Lao Telecommunications Company Limited was established under the terms of a Master Agreement dated 8 October 1996, signed by the Government of the Laos People's Democratic Republic and Shinawatra Computer and Communications Public Company Limited, the former name of Shin Corporation Public Company Limited. According to the Master Agreement, Lao Telecommunications Company Limited has the right to provide telecommunications services, fixed phone, mobile phone, international facilities, Internet and paging within the Laos PDR for 25 years, and has 5 years' exclusive rights. At the end of the 25th year, Shinawatra Computer and Communications Public Company Limited will transfer all of its shares in Lao Telecommunications Company Limited to the Government of the Laos PDR, without any charges.

d) Commitments with related parties

As at 30 September 2003, the Company had provided guarantees, relating to the borrowings of a subsidiary, amounting to Baht 806.7 million. (31 December 2002: Baht 827.7 million). In addition, the Company has issued a letter of comfort to banks to provide financial support to Cambodia Shinawatra Co., Ltd. and Shin Broadband Internet (Thailand) Co., Ltd. Under the terms of the letter of comfort, the Company must hold an interest in the subsidiary of not less than 80% of the share capital until the loans are fully re-paid.

14 Commitments (continued)

e) Loan agreement of Lao Telecommunications Company Limited

Lao Telecommunications Company Limited ("LTC") entered into a loan agreement with the Ministry of Finance ("MoF") of the Lao People's Democratic Republic on 9 June 2000 for DM 9,000,000 for the procurement and installation of a rural telecommunications network, and for consulting services. However, LTC has not recognised either the loan or the associated assets because it has received confirmation from the MoF dated 29 August 2003 that the loan is no longer repayable by LTC. Under the confirmation from the MoF dated 11 August 2003, the MoF owns the network assets, and LTC is the operator. In addition, LTC will pay 85% of the revenues of the rural telecommunication network to the MoF in return for LTC operating the rural telecommunications network. The balance of 15% will be retained by LTC to cover operating and maintenance costs of the project for one year.

15 Filing under Chapter 11 of the U.S. Bankruptcy Code of Space Systems/Loral, Inc.

On 15 July 2003, Loral Space & Communications Ltd., the parent company of Space Systems/Loral, Inc., ("SS/L"), the principal contractor for the iPSTAR-1 satellite construction, filed under Chapter 11 of the U.S. Bankruptcy Code. As set out in Note 7, the Company had outstanding commitments under its agreement with SS/L of USD 34.3 million; and included in the Company's construction in progress of the iPSTAR project, is Baht 7,363.68 million of constructions in progress in respect of iPSTAR-1. At present, the Company is in the process of assessing the impact of this matter on the Company.

16 Subsequent events

a) Change in investment

At the extraordinary shareholders' meeting of CS Loxinfo Company Limited ("CSL") on 30 April 2003, the shareholders passed a resolution to approve the disposal of the investment in C.S. Satellite Phone Company Limited ("CSP") of 39,999,993 ordinary shares at Baht 1.74 each, for the total price of Baht 69.67 million, representing 80% share capital of CSP, to Shin Broadband Internet (Thailand) Company Limited ("SBI"). On 28 October 2003, the update official shareholders registration was registered with the Ministry of Commerce.

b) Increment in paid-up share capital of iPSTAR Company Limited

On 10 and 17 October 2003, the Company made a payment of USD 1.98 million to iPSTAR Company Limited for increase in its paid-up share capital of 198,000,000 shares with a par value of USD 0.01 each.

c) The payment of obligations to subscribe for share capital of Spacecode LLC

As set out in Note 6, the Company has obligations under the Membership Purchase Agreement to acquire the shares of Spacecode LLC. On 23 October 2003, the Company entered into a Memorandum of Agreement with Codespace, Inc., iPSTAR Company Limited and Spacecode LLC to revise the payment method of the remaining obligations to subscribe for share capital of Spacecode LLC of USD 2.5 million. The additional payment has been made through a cash payment of USD 270,000 with the balance being paid by way of the allotment of 2.23 million shares at USD 1.0 each in iPSTAR Company Limited valued at USD 2.23 million.

17 Presentation of comparative information

The comparative figures have been amended to reflect the reclassification of certain items in the financial statements for the current period.